U. S. Securities and Exchange Commission
                           Washington, D.C.  20549


                                 Form 10-SB


                      GENERAL FORM FOR REGISTRATION OF
                                 SECURITIES
                         OF SMALL BUSINESS ISSUERS

    Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     Pharmaceutical Laboratories, Inc.
            -----------------------------------------------------
           (Exact name of registrant as specified in its charter)


            Nevada                              75-2114289
------------------------------               -----------------
(State or other jurisdiction of              (I.R.S. employer
incorporation or organization)               identification
                                             number)


                          3117 Cabaniss Parkway
                       Corpus Christi, Texas 78415
            --------------------------------------------------
                (Address of principal executive offices)

Issuer's Telephone Number:      (800) 856-7040

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

                               PART I

                   ITEM 1 - DESCRIPTION OF BUSINESS

General

     Pharmaceutical Laboratories, Inc., formerly Sublingual Products International, Inc., formerly CST, Inc. (the "Company") was incorporated under the laws of the State of Nevada on January 3, 1989 as CST, Inc. for the purpose of acquiring Sublingual Products International, Inc., a Texas corporation ("Sublingual Texas"). Sublingual Texas was organized on May 21, 1986 and has been actively engaged in business operations since that time. On April 17, 1989, Sublingual Texas merged with CST, Inc., with CST becoming the surviving corporation. On April 24, 1989 CST, Inc. changed its name to Sublingual Products International, Inc. On March 27, 1992 Sublingual Products International, Inc. changed its name to Pharmaceutical Laboratories, Inc. The Company has been engaged in the development, production, marketing, and sales of liquid and liquid sublingual (under the tongue) vitamin and nutritional products since 1986. The Company markets its current product line on a national basis.

     On August 12, 1996, the Company acquired three privately held companies located in Harlingen, Texas. The three companies, Benson's Aloe Farms, Inc.; Aloe Pharmaceuticals, Inc.; and Aloe Laboratories, Inc., are all Texas corporations and all are wholly-owned subsidiaries of the Company.

     The Company was formed in 1986 with only one product, a liquid sublingual B complex with the brand name Sublingual B-Total. This product is still the #1 seller in the Company's line of products. However, the Company has developed over one hundred (100) additional products.

PRODUCTS & SALES

The Sublingual Liquid Solutions
-------------------------------

     Liquid and Liquid Sublingual Vitamins are an alternative to hard-to-swallow, and sometimes ineffective, vitamin pills and capsules. Sublingual application is different than swallowing a pill because the liquid is placed under the tongue for fast absorption, thereby avoiding the problem of vitamin pills which may not be dissolved in the stomach. In order for vitamins to be absorbed by the cells of the body, they must enter the bloodstream. Unfortunately, when taken in the form of pills, there are numerous factors that prevent the vitamin from being totally effective. Factors that influence the ineffectiveness of the vitamin pill include: dissolving too slowly, containing binders and fillers, being too large, and containing yeast and other allergenic products. As a result, many of the active ingredients of the vitamin pill pass through the body without being absorbed.

     In sublingual application, the vitamins and minerals are absorbed by the surface capillaries under the tongue, much like some traditional prescriptive medications. Such medication is taken in liquid form because of the necessity of getting the medication into the blood stream as quickly as possible. Nitroglycerin tablets are a good example of one such drug, which is widely prescribed when a patient is experiencing angina (chest pain). When nitroglycerin tablets are placed under the tongue during an episode of angina or chest pain, there is almost immediate relief, which is due to the drug's fast absorption into the body's system.

     In 1997, the Company began focusing on developing its own brand name recognition. There was a concerted effort toward developing a line of products to be marketed through all accounts, thus increasing brand-name awareness.

     The B-Total Solution - This B-12 vitamin is easy to take. It has the essential, water-soluble B vitamins with extra B-12 and Vitamin C, in a great-tasting, under the tongue dosage form. The B-Total Solution is a great alternative for sometimes ineffective pills and capsules.

     The Chromium Solution - For the first time, Chromax, the most readily absorbed and biologically active form of chromium picolinate is now available in liquid sublingual dosage form. Chromium is an essential trace mineral that is reported to be deficient in 9 out of 10 American diets and is required for normal protein, fat and carbohydrate metabolism.

     The Melatonin Solution - This sublingual formula allows fast, effective absorption of melatonin. The 1 mg per 1 cc dose allows one to take only the amount of melatonin needed for the desired result (from 1/2 to 3 mg). Melatonin is a "sleep cycle" hormone naturally secreted by the brain in cycles that correspond with day and night. Early studies reveal that our ability to naturally produce melatonin may decrease as we age.

     The Vitamin E Solution - The Vitamin E Solution is the easy and delicious way to get 200 IU of this powerful antioxidant every day. This liquid Vitamin E solution is mycellized for increased bioavailability. (Mycellized is the process by which the fat soluble Vitamin E is broken down into minute particles.)

The Herbal Liquid Solutions
---------------------------

     This entire line of products is scheduled for introduction in the first quarter of 1998. This means that distribution will get under way in early 1998 and be on the shelves in the first quarter.

     Recent publicity about Herbal products such as St. John's Wort for depression, and Ginkgo Biloba for memory loss, have exploded the demand for these specific products as well as brought increased credibility to the entire nutritional supplement industry.

     Each of these products allow the customer to select one of their favorites in a fast acting liquid that tastes great. The better absorption of liquids ensures these quality products are a great value.

     Ginkgo Biloba Solution - One of ginkgo's most important benefits is its ability to increase vasoldilation (expansion of blood vessels) and thereby improve blood flow in capillaries and arteries, especially in peripheral areas such as the lower extremities of the brain.

     Ginseng Solution - Research indicates that ginseng nutritionally supports healthy adaptogenic action. Adaptogenic action increases the body's overall resistance to stress. In many countries, Siberian Ginseng is used as a tonic to invigorate and fortify the body during fatigue, weakness and times of stress. The Ginseng Solution contains only standardized ginseng extract for guaranteed potency.

     Kava Kava Solution - Kava Kava is a member of the pepper family. Kava Kava has been traditionally used for its relaxing effects. Due to its diuretic effect, it has also been used to treat gout and rheumatism.

     St. John's Wort Solution - Herbalists now know that the flowers of the plant called St. John's Wort, used for centuries to heal wounds, contain hypercin, a substance with germicidal, anti-inflammatory and antidepressant properties.

The Special Formula Liquid Solutions
------------------------------------

     The Calcium Solution - Every delicious dose of the Calcium Solution is a balanced 2:1 ratio of Calcium to Magnesium. In addition, boron, the absorption enhancing mineral and silica, the beauty enhancing mineral for hair, skin and nails, are part of this unique formula. Regular exercise and a healthy diet with enough calcium may help women maintain good bone health and reduce their risk of osteoporosis later in life.

     The Vitamin C Solution - The Vitamin C Solution is the easy and delicious way to get 500mg of this powerful antioxidant every day. Just one teaspoon of this formula contains more vitamin C than three 8-ounce glasses of orange juice. The Vitamin C Solution is formulated with niacin and citrus bioflavonoids (from the pulp and rind of the fruit) for complete Vitamin C absorption.

     The Cold Solution - The Cold Solution combines the best cold and flu fighting nutritionals in an easy to use liquid. This product has it all: zinc, one of the most effective minerals used today; echinacea and goldenseal, the most popular herbs used in cold weather; and Vitamin C and bioflavonoids, which are also important cold season nutrients.

     The Glucosamine Solution - Like all body tissues, joints require a constant supply of nutrients to maintain their vital function. Glucosamine is a simple sugar component of glucosaminoglycans, a gel-like substance found in connective tissue and joint cartilage. It is milder than conventional anti-inflammatories.

     The Multi-Vitamin Solution - There are many reasons why virtually everyone should make multiple vitamin supplementation a part of their daily routine. Even if we do our very best to eat right, there is still the question of how much of the nutritional content of food is lost in the processing or preparation of these foods. With the introduction of The Multiple Vitamin Solution, there is no longer the need to wonder. You can be certain of the efficacy when using this liquid multi-vitamin formula. There are no fillers or binders that could inhibit the nutrients from being effectively utilized.

The Super-Strength Aloe Vera Liquid Solutions
---------------------------------------------

     Super-Strength Aloe Vera - Aloe's use for medicinal purposes goes back thousands of years. Aloe vera has been highly recommended for internal use to relieve gastrointestinal disorders, and studies show that the ingestion of aloe vera may also be beneficial by lowering serum cholesterol and enhancing immune cell function.

     Super-Strenght Aloe Vera with Echinacea - All the benefits of Aloe plus Echinacea. One component of echinacea activates a part of the immune system that actually enhances the movement of certain types of white blood cells into areas of infection; and bacteria, viruses and other microorganisms are destroyed. For those with impaired immune function, long-term use may provide benefit. Echinacea strengthens the immune system against cold viruses and possesses antivirul activity against influenza, herpes, and other viruses.

     Super-Strengh Aloe Vera with Ginger - All the benefits of Aloe plus ginger. Ginger is used as a safe, inexpensive alternative for motion sickness. Far superior to Dramamine (100 mg) in relieving symptoms of nausea and vomiting. Ginger doesn't cause tiredness and has no known side effects. It's known to reduce dyspepsia and stomach pains, aids digestion, and ginger contains 11 compounds that have demonstrated anti-ulcer effects.

     The introduction of selected new products to the existing account base has already begun. Initial response has been very positive and distribution is expected in early 1998. The Company is prepared to introduce these new products in phase one of its plan to increase the brand-name product line. The entire product line is known as Liquid Solutions. The line of products features attractive new packaging with a consistent theme and can be readily identified by its golden-drop logo.

     In addition to the increased distribution of the Company's Liquid Solutions brand-name product line, the Company continues to develop its private-label division. Prestigious new accounts in this division indicate virtually unlimited potential.

Research and Development

     The development and production of liquids is much more complex than pills. There are numerous factors that must be considered, potency and taste are the foremost. The Company's experienced research and development team has pioneered innovative, meaningful, consumer-driven products with many more in development. At least one-half of all adults in the United States take some type of vitamins, to counteract poor eating habits, strict dieting, ill health or just for general health purposes.

     The Company employs three registered chemists, headed by Hugh D. Bryan, R.Ph., M.S., who are responsible for R & D, product blending, and all areas of Quality Control. Mr. Bryan has been with the Company for over eight years and received his Master's Degree in Pharmaceutical Chemistry from the University of Nebraska. He has an extensive background in the pharmaceutical industry. He was with Mead Johnson for fourteen years as Director of Pharmaceutical Development and six years as Senior Vice-President over Quality Control and Research & Development for Viobin Corporation, a subsidiary of A.H. Robbins. Mr. Bryan is currently acting as a consultant to the Company in the area of research and development.

     In 1996 the Company increased the emphasis in the research and development of new products. As a result, products will be introduced into all areas of marketing with the introductions carefully timed in order to maximize their impact. Over one hundred new products have been developed over the past twelve months and many more are in various states of completion. The Company retains ownership of every formula developed. A continuous effort is planned in Research & Development that will keep the Company on the leading edge of liquid nutritional technology.

     Pharmaceutical Laboratories, Inc. is recognized internationally for its ability to develop liquid and liquid sublingual products that are on the leading edge of nutritional technology.

     Over one hundred new products have been developed over the past twenty four months and Company plans call for a continued commitment to its Research and Development department.

Quality Control

     Major emphasis has been placed on quality control. State-of-the-art laboratories and equipment are a major reason why the Company has developed its reputation as a leader in developing and producing quality products. These allow the Company to do their own testing in:

     HPLC - (product potency assurance)
     Micro-Biological - (yeast & mold, salmonella, and other contaminants) Stability - (shelf life)

     Few manufacturing companies make this kind of investment to have in-house capabilities in these areas due to the extreme cost of equipment and qualified scientific personnel. Some results of this attention to quality are the recent certifications of twenty-nine Aloe products by the International Aloe Science Council.

Governmental Regulation

     The Company's processing and packaging operations are subject to various Federal and state laws and regulations. The manufacturing formulation, labeling and advertising of the Company's products are regulated by the Food and Drug Administration ("FDA"), the Federal Trade Commission, the Consumer Product Safety Commission, and various agencies of the states into which the Company's products are shipped and/or sold.

     The Company is subject to the provisions of the Food, Drug & Cosmetics Act, which is administered by the FDA. The FDA monitors the Company through scheduled and nonscheduled inspections. The purpose of these inspections is to review product formulas, labels and consumer literature to ensure compliance with the Food, Drug & Cosmetics Act. The FDA also inspects the Company for product lot control, good packaging practices, sanitation and adequate product storage conditions. Vitamins are regulated as food products under the Food, Drug & Cosmetics Act and do not need pre-market approval from FDA. The FDA does have the authority to cause the removal of products from the market.

     The Company believes that it is currently in compliance with, and plans to make every effort to continue to comply with, all of the above rules and regulations. Compliance with Federal, state and local regulations pertaining to the discharge of materials into the environment or otherwise relating to the protection of the environment have no impact on the Company's capital expenditures, earnings and competitive position.

     State of the art equipment make it possible for the Company to maintain its commitment to producing only products of the highest quality.

Areas of Business

     At the end of 1997 the Company had two production facilities with each specializing in their respective areas.

Corpus Christi Facilities

     The Company's brand name Liquid Solutions and private label products are manufactured in the facility located in Corpus Christi, Texas. This plant consists of approximately 30,000 square feet and is situated on two acres. There are four lines of production equipment that are semi-automated. Future plans call for bringing each line into complete automation. This will dramatically increase production and lower cost.

     An additional 15,000 square feet is available on four acres near the main manufacturing facility. This property was acquired in anticipation of future expansion.

     Four automated production lines make it possible for the Company to work on four different products at the same time, or all lines can be devoted to a single product if the size of the order justifies. This flexibility enhances the Company's ability to maximize manufacturing efficiencies.

Production Mixing Lab

     Batch sizes from two hundred gallons to over one thousand gallons can be produced in this area, thus giving the Company unparalleled flexibility to accommodate small or large orders. The design of the work area allows multiple products to be produced simultaneously.

Aloe Laboratories Facility

     Located in Harlingen, Texas, this 1996 acquisition of a twenty-year-old company positions Pharmaceutical Laboratories to become a true leader in the aloe industry. In Harlingen, the Company maintains several fields where aloe plants are both organically and inorganically grown. A processing facility converts the plants to concentrates where it is then made into finished products, both ingestible and topical. This area of business holds great promise as has been proven by the receipt of orders from major customers. The entire complex consists of approximately 20,000 square feet of buildings and 100 acres of aloe fields.

Distribution

     The Company has achieved a national and international distribution base which includes chain drug stores and health food stores, independently-owned drug stores, as well as drug wholesale companies, health food distributors and grocery stores. Stores are allocating more shelf space to vitamins and supplements as sales continue to increase. With a potential distribution base of over 100,000 retail outlets, and with the current distribution base of approximately 15,000 to 20,000 outlets, the Company's focus is to increase sales on a per store basis as well as adding new accounts.

Acquisitions

     There have been two acquisitions since the beginning of 1995. Each has helped to move the Company forward. Due to the positive impact realized as a result of these deals, the Company plans on actively pursuing additional companies that will integrate well with the current structure. Several factors will be considered such as products, personnel, facilities, and the potential of each prospect. With two very positive acquisitions completed, management is confident that there are many excellent candidates available and will put forth considerable effort in this area.

Private Label

     In the past, Pharmaceutical Laboratories devoted a great deal of time and money to developing the relationship with its largest account, General Nutrition Corporation. The Company was required to keep a significant inventory of GNC's brand name products (which could not be sold to any other customer). This inventory was required due to GNC's insistence that products be shipped within a few days of receipt of their purchase orders. Obviously, due to lead times required on component parts and raw materials, these inventories had to be prepared well in advance of anticipated orders. In 1996, the Company received orders from GNC on approximately 100 new products. Some of these new products sold as GNC anticipated they would and consequently repeat orders were received. On the other hand, others did not sell for GNC and little or no orders were received. It is with these products that the Company began to experience inventory problems. The dollar amount of GNC inventory is well in excess of one million dollars. Obviously, this has negatively affected the Company's cash flow. As of this date the Company no longer sells to General Nutrition Corporation and has made demand that this problem be resolved. The Company has not received a satisfactory reply and is contemplating further action.

     New contracts are already in place on an international scale with other customers. Purchase orders have been received and production is on-going. Because of the strength of the companies the Company is doing business with, and the nature of the agreements, management feels confident that a solid foundation is in place.

Catalog

     For several years the Company has gathered valuable marketing information from its most loyal customers by placing a survey card inside each box of product. The customer can join The Ambassador Club by completing the information card and mailing it to the Company. At this time over 65,000 people have joined this club.

     In late 1996 the Company began a test marketing project through a newsletter that offered only a few of the products. This test was expanded to a small catalog in 1997. The results have been very impressive and the Company is in the process of preparing a complete catalog including the new "Liquid Solutions" line.

     The catalog is scheduled for mailing in the first quarter of 1998. Due to the results achieved from the test marketing, management believes there is considerable potential in this area of business.

MARKET & MEDIA

Market

     The Company was founded in 1986 upon the belief that the awareness of the many benefits that are found in vitamin, mineral and herbal products would spread, not only throughout the industry that sells them but, more importantly, among the end-users. Even though management anticipated this would occur, the popularity has exceeded all expectations. Until recently, only health food stores featured these products. Today, the huge mass-marketers such as chain drug stores and discount retailers have become believers. In the past, these stores have limited sales to the most popular vitamins and minerals. Today, their shelves are full of herbal remedies and specialty products. In fact, chain store buyers predict that these new categories will be their biggest producers.

Market Potential

There is a vast number of potential outlets through which the products can be sold:

     o    chain drug stores
     o    grocery stores
     o    independent drug stores
     o    independent health stores
     o    health care professionals

     Management also believes there is a market for specialty products through gyms, salons and a variety of other outlets. In addition, a line of products is being considered for veterinarian and pet stores. One such product is already being produced for private label.

Competition

     While the nutritional product business, as well as the pharmaceutical industry in general, are acutely competitive in the traditional vitamin "pill" business, management of the Company believes that there is little competition in the liquid and liquid sublingual category.

Marketing Program

     It is customary for most stores to display vitamins in categories. As an example: all Vitamin C would be placed together on the shelf with no distinction made for various brand names or forms: pill, liquid, or capsule.
It is very confusing for the consumer and makes it difficult, if not impossible, for them to find liquids. Until now, there were simply not enough liquids to warrant a sub-category. This is now possible due to the extensive
R & D work done in the Company's own labs that has produced approximately one hundred products in vitamin, mineral, herbal, aloe vera and special combination formulas.

     A new concept was developed for a totally separate liquid category to be marketed in a free-standing display. Now customers can easily locate their favorite product. By consolidating the entire line in a single presentation piece, the following is accomplished:

     o    the integrity of the line is maintained
     o    synergistic effect of in-store and media advertising
     o    brand name recognition ensured

Marketing Program

     We are presently in the time of the year when stores re-set' the shelves. We continue to do business with the chain stores as before but are still awaiting word on the number of products that each of the chain stores will be adding to the line. Due to the fact that our accounts only have a minimum number of products currently on their shelves, the potential volume that could be developed from the addition of all the new products is very high.

Advertising

     In today's competitive market it becomes more and more difficult to create an impression on the general public. The liquids story and their added benefits offer a definite advertising edge. Also, a single commercial can promote the entire product line. The focal point will be the advantages of liquid. This differs from commercials that feature a single product and allows for more effective use of advertising dollars. When the customer is driven to the stores as a result of the advertising they will be exposed to the entire line.

     Over the years the Company has gained valuable knowledge about how effective advertising can be for our products. Some products respond better than others, but it seems that once the public is made aware of these liquids, they buy.

     In one co-operative venture with a major retailer featuring the B-Total product, sales rose from an average of one unit per-week-per-store to over twenty units per-week-per-store. While it is unlikely that all products will enjoy this type of increase, it is just as likely that a significant increase will occur.

     It must be pointed out that the Company has maintained shelf space in thousands of retail outlets without adequate advertising support. This can only be attributed to the loyal customers who have spread their enthusiastic support through word-of-mouth advertising. Over sixty-five thousand customers have taken time to complete a survey card and return it to the Company with their positive comments. The timing is right for an all-out advertising campaign that should push the Company toward the top of the industry.

     Recent media coverage of herbal products included St. John's Wort for depression, and Ginkgo for memory support. Clinical results also show that Ginkgo appears to be beneficial in fighting Alzheimer's. There are many other good news stories about the alternative medicines and the trend is expected to continue. The medical profession is now acknowledging the importance of nutritional supplementation and even recommending them to their patients.


         ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the results of operations for Calendar year ending 12/31/94, 12/31/95, and 12/31/96.

     1994 and 1995 results showed an increase in both sales and net profits. The majority of sales in both years were developed from the sale of one of the Company's brand name products, Sublingual B-Total. In these years only a small number of products were being produced under private label for other customers.

     In 1996 the Company had a request from a major retailer to develop over one hundred new product formulations that could be sold under their brand name. Although management realized that such a move would cause the Company to incur great expense, the decision was made to take on the project.

     As a result of successfully developing the long list of products, orders were received. This placed increased demands on the production department leading to the acquisition of additional equipment and facilities. Labor costs dramatically increased due to overtime and added shifts required to meet the customer's demands. The customer insisted that a sufficient inventory for each product be kept on hand in order to meet their shipping schedules. This was done with the understanding that they were responsible for all finished goods and component parts.

     In the first quarter of 1997 Pharmaceutical Laboratories, Inc.'s management began to express concerns over the inventory of certain products produced under private label for the customer. Due to the uncertainty created over the inventory dispute, the Company's auditors elected to write off $371,000 of the private label inventory in 1996.

     At this time, the Company is working with legal counsel in an effort to resolve the problem.

     Even though sales for 1996 were $8,222,231 representing a 80% increase over 1995 sales of $4,578,815, the Company showed a significant loss. Listed below are several of the factors contributing to the loss:

          $525,000    R & D of approximately 100 new products
          $41,896     Stock adjustment from 1995 acquisition in Corpus Christi
          $117,395    Inventory adjustment - from 1995 acquisition
          $371,000    Inventory adjustment - finished goods inventory of major,
                      private label account
          $77,264     Deferred taxes
          $176,638    Costs attributed to acquisition of the three Harlingen
                      companies
          __________
          $1,309,193  Total

     Note:     The Company no longer does business with the private label customer in question. In mid-year 1997 a decision was made to focus on building the Company's "Liquid Solutions [trademark]" brand name of products. The new line was expanded to include over thirty products, carefully selected to meet the needs of the customer base. The line is being introduced in the first quarter of 1998. Early results are very positive.

                           Income Statement Data


                   1997<F1>     1996        1995        1994        1993
                  _________   _________   _________   _________   _________

Net Sales         5,259,153   8,222,231   4,578,815   3,312,352   2,807,146

Gross Profit      2,576,173   3,119,422   2,594,578   1,987,834   1,834,614

Net Income (Loss)  (987,264) (1,050,025)    446,421     422,647    (894,709)
____________________________________________________________________________

<F1> Unaudited

Financial Condition

     The Company currently has a line of credit with Texas Commerce Bank in Arlington, Texas that provides the following:

          1) A $750,000 revolving line of credit with a $100,000 letter of credit sublimit.
          2)   An $800,000 amortizing term loan.
          3)   A $400,000 advance-type loan.

     The Company was also extended a $1,200,000 line of credit in July of 1997 by Cindy Lagasse, an officer and director of the Company.

     On April 19, 1995, the Company purchased certain assets of Artesian Group, Inc. Pursuant to the agreement, the Company issued 300,000 shares of restricted common stock to purchase land, building, manufacturing equipment, and inventory. The assets acquired were valued at their fair market value on the date of transfer as the Company's stock is traded in limited numbers and is subject to fluctuations.

     In May of 1996 the Company purchased 2.25 acres of property in Corpus Christi, Texas with two, 5,000 square foot facilities on the property which will be used for additional production capacity and storage of finished goods. The Company purchased the property and buildings for $175,000. The down payment of $35,000 was made in the form of 11,667 shares of the Company's restricted stock, with the remaining balance of $140,000 financed over fifteen years at an interest rate of 9.5% APR, and monthly payments of $1,461.91.

     In August of 1996, the Company acquired three aloe vera companies in Harlingen, Texas, which is located approximately 130 miles south of Corpus Christi. The Company purchased the three aloe companies for 350,000 shares of restricted common stock. The acquisition brought with it approximately $1.6 million in assets, $300,000 in liabilities, as well as a full line of aloe vera juices and topical products.

     The Company added semi-automated filling equipment in 1995 on a lease-purchase basis. The lease-purchase option was chosen in order to conserve cash flow while increasing the production capacity.

     In 1993 the Company made a decision to participate in a cooperative advertising venture with one of its largest customers, General Nutrition Corporation (GNC). The cost of this campaign accounted for approximately two-thirds of the total advertising budget of 1993. This increased the Company's advertising expenses to the point that significant losses for the year were recorded. However, due to this advertising campaign, the Company experienced notable sales increases and profitability for the fiscal year ending December 31, 1994. GNC related that the increase sales achieved during this campaign set all time records for a single product line.

     Management believes that the financial condition of the Company will continue to improve in 1998. Significant growth and accelerated product movement are anticipated as a result of the first quarter 1998 advertising effort, the hiring of new sales personnel, the acquisition of the 20,000 square foot production facility in Corpus Christi, Texas, the acquisition of the two 5,000 square foot production facilities and the acquisition of three aloe vera companies in Harlingen, Texas.

YEAR 2000

     The Company has conducted a comprehensive review of its computer, telephone and alarm systems to identify the systems that could be affected by the Year 2000 issue and is developing an implementation plan to resolve the issue.

     The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The company is heavily dependent on computer processing in the conduct of its business activities.

1.  The Company's general plans to address the Year 2000 issues

Pharmaceutical Laboratories, Inc. has identified three areas which could be affected by the Year 2000 issue: computer systems, telephone systems, and security/alarm systems.

    A.     Computer Systems

           The Company uses various computer software packages to operate the business, the majority of which are small "canned" programs which are used in day-to-day operations. The Company has inquired of Microsoft Corporation as to the related Year 2000 issues and their respective software (i.e., Microsoft Office and related programs) and has been assured that the software versions the Company has are new enough to not be affected by any Year 2000 issues. The Company also uses a UPS shipping software system which is a 1998 version and will not be affected adversely by any Year 2000 concerns.

           The Company's accounting software system is a DOS based system developed by an independent computer programmer. The software is CMS software, and according to the developer of the software, the program has three main issues for the Company to consider. The first is that both accounts payable and accounts receivable aging reports will show '97, '98, and '99 dates to be current and '00 dates to be over 90 days old. If the Company does nothing this problem will go away after the '97, '98 and '99 dated invoices are paid and purged from the system. Invoices paid after 1/1/00 automatically purge.

           The second issue is the open-order-file and the manner in which the orders are selected to be filled to assure the older order dates or due dates will be shipped first. The system will attempt to select order dated 01/10/00 instead of orders dated 12/01/99. The Company system is written with override capabilities for shipping functions so that manual corrections may be made for corrections in the short-term for the first three months of 2000.

           The third involves the selection of data. The CMS software is date sensitive in that it can select reports using dates. The flexibility is useful for re-creating older reports, what if reports, and end of month reports. To keep this option in tack several programs must be changed to recognize that "FROM 12/01/99 TO 01/31/00" is a valid date range.

           The developer of the CMS software has tested the corrections for the past six months for another customer that uses this same software feels confident with the changes made. However, due to the uniqueness of each customer, the programmer will review the Company's system for system consistency.

     B.    Telephone Systems

           The Company uses three telephone systems in the Company's three locations as follows:

           i. The Corpus Christi, Texas location uses an AT&T MLS-12D system which will accommodate Y2K issues.

           ii. The Arlington, Texas location uses a ProStar 56ex/120mx system which will accommodate Y2K issues.

           iii. The Harlingen, Texas location uses an IWATSU Omega ZT-D system which will accommodate Y2K issues.

           The Company will experience no additional costs to upgrade or modify the phone systems to accommodate any Year 2000 issues.

     C.    Security/Alarm Systems

           The Company has alarm systems in all three locations, Corpus Christi, Arlington and Harlingen. All three systems have been evaluated for Year 2000 concerns and all are in compliance with Y2K and have been found free of negative ramifications.

     Based on the review of the computer systems, management does not believe the cost of remediation will be material to the Company's financial position and result of operations.

                      ITEM 3 - DESCRIPTION OF PROPERTY

Facilities

     The Company's corporate executive offices are located at 1229 West Corporate Drive, Arlington, Texas 76006. The Company has occupied this approximate 8,500 square foot facility since May 1991. The facilities are in excellent condition and more than double the size of the Company's prior facilities allowing for all phases of operations, including the laboratory and research and development to be consolidated under one roof. Rent on the facility is $4,771.00 per month.

     In March of 1995, the Company acquired a pharmaceutical production facility in Corpus Christi, Texas with a 15 year mortgage through Texas Commerce Bank. As of June 1, 1996 the balance owing on the mortgage of this facility was approximately $240,000. This acquisition added valuable equipment that has enhanced production capabilities. The Corpus Christi facility consists of approximately 20,000 square feet of office, manufacturing and warehouse space which could be expanded if necessary.


   ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

Principal Shareholders

     The following table sets forth the name and address, as of September 10, 1998, and the approximate number of Shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the name and shareholdings of each Officer and Director, and all Officers and Directors as a group.


Title of Class   Name and Address         Amount & Nature       Percent of
                 of Beneficial Owner      of Beneficial Owner   Class
-------------------------------------------------------------------------------

Common           Jerry McClure<F1><F2>    1,972,500             20.0%
                 1212 Horizon Trail
                 Apt. #3614
                 Arlington, TX 76011

Common           Bobby McClure            805,000               8.0%
                 1232 Sweepy Hollow
                 Waco, TX 76712

Common           Cynthia Lagasse<F1><F2>  943,000               9.3%
                 420 Hammond Hwy #325
                 Metairie, LA  70005

Common           Dona Efflandt<F2>        10,200                 <F3>
                 1500 Plantation Oaks Dr.
                 Apt. #2704
                 Trophy Club, TX 76262

Common           Elisa Miller             870,938               8.6%
                 Rt. 1, Box 45
                 Sperryville, VA 22740

Common           George Baucom<F2>        11,500                 <F3>
                 118 Melba Drive
                 Portland, TX 78374

Common           All Officers and         2,937,200             29.1%
                 Directors as a Group
                 (4 persons)

[FN]
<F1>  A Director of the Company
<F2>  An Officer of the Company
<F3>  Less than 1%


  ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, KEY EMPLOYEES AND CONTROL
PERSONS

     The following table sets forth certain information with respect to each of the Directors, executive Officers, key employees and control persons of the Company.

Name                            Age          Position
_______________________________________________________________________

Jerry McClure                   62           President, Chief Executive
3614 Horizon Trail                           Officer and a Director
Arlington, Texas  76011

Dona Efflandt                   40           Secretary/Treasurer
1500 Plantation Oaks Drive
Apt # 2704
Trophy Club, TX 76262

Cynthia Lagasse                 43           Director
420 Hammond Hwy #325
Metairie, LA 70005

George E. Baucom                40           Chief Financial Officer
118 Melba Drive
Portland, Texas 78374

Officers, Directors, Promoters and Control Persons

     JERRY McCLURE, age 60, is Director, President, Chief Executive Officer and a principal shareholder of the Company which positions he has held since prior to the merger of the Company with Sublingual Texas on April 17, 1989. He was elected to the positions of executive officer and a director on March 22, 1989. In 1986, Mr. McClure helped organize Pharmaceutical Laboratories, Inc.'s predecessor operations and became President of the organization. Mr. McClure's time has been dedicated to introducing the Company's products into the marketplace. As a result of Mr. McClure's efforts, the Company's products have been placed in most of the major national and regional chain stores, as well as drug wholesale companies and health food distributors who distribute products to thousands of retail outlets. Mr. McClure supervises the research and development of new liquid sublingual products, as well as the continued growth in sales of existing products.

     DONA EFFLANDT, age 40, has been Secretary/Treasurer of the Company since October, 1994. Ms. Efflandt attended Northwood Institute of Texas where she acquired her Associates Degree in Business Administration, graduating with honors in 1977. In 1977 Ms. Efflandt was then hired by Northwood Institute of Texas as the administrative secretary for the admissions office. Later, from 1978 to 1981 Ms. Efflandt worked for the Controller of Montgomery Ward's Catalog Division. For over seven years, from 1982 to 1989 Ms. Efflandt worked for an independent CPA firm in Forth Worth, Texas, working on personal and business income tax returns and financial statements for its clientele. From 1989 to 1992 Ms. Efflandt was employed as a secretary of Wareham & Associates, Inc., a company specializing in the structure of annuities. As Secretary of the Company, Ms. Efflandt works with Mr. McClure, President, on investor relations, product line development, advertising and office administration.

     CYNTHIA LAGASSE, age 43, has been a Director of the Company since 1989. In early 1997, Ms. Lagasse assumed a more active role in the Company and became Executive Vice President. Ms. Lagasse spent four years studying a general business curriculum at Louisiana State University from 1971 to 1975 at both the New Orleans and Baton Rouge campuses. Ms. Lagasse has an extensive background in the management of all types of sales operations and general service oriented businesses. She spent twenty years at Lagasse Brothers, the family business in New Orleans engaged primarily in the wholesale and distribution aspects of industrial maintenance supplies, which was sold in October of 1996.

     GEORGE E. BAUCOM, age 40, is responsible for investor relations. He began his employment with the Company in January of 1995. Mr. Baucom has been the Controller of the Corpus Christi facility since December, 1994. From January, 1994 to December, 1994, he was employed by Preferred Reduction Services, Inc. as Controller and Director of Investor Relations. From November, 1992 to January, 1994 he was Chief Financial Officer of Metalclad Corporation. From January, 1992 to November, 1992 he was employed by Salt Lake City as the City's Budget Administrator. From May, 1980 to March, 1991, he was employed by Utah Power and Light as a Controller and then as Project Manager of the merger with PacificCorp. Mr. Baucom received a Bachelor of Arts degree in Accounting from the University of Utah in Salt Lake City.

                    ITEM 6 - EXECUTIVE COMPENSATION

     The Executive Officers of the Company received remuneration in 1996, 1997 and 1998. No officers received remuneration totaling $100,000 per year or more.

                                              Long-Term Compensation
                                             -------------------------
                       Annual Compensation       Awards        Payouts
                     ----------------------- ----------------  -------
Name           Year  Salary   Bonus   Other  Res.     Sec.     LTIP    All
and                                  Annual  Stock    Under-   Payouts Other
Principal                            Compen- Award(s) Lying            Compen-
Position                             sation           Options/         sation
                                                      SARs
-----------------------------------------------------------------------------

Jerry McClure  1998 $40,000  -0-     -0-     -0-     -0-      -0-     -0-
CEO, President 1997 $60,000  -0-     -0-     -0-     -0-      -0-     -0-
and a Director 1996 $60,000  -0-     -0-     -0-     -0-      -0-     -0-



            ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Some of the directors of the Company may hold other positions outside of the employment of the Company. Management is unaware of any other interests of its officers and directors that may create a potential conflict of interest with the Company.


                      ITEM 8 - DESCRIPTION OF SECURITIES

General

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of Directors, with the result that the holders of more than 50% of the Shares voted for the election of Directors can elect all of the Directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of Shares of Common Stock as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. The Company has not issued any Preferred Stock. However, the Preferred Stock, if issued, may contain special preferences as determined by the Board of Directors of the Company, including, but not limited to, the bearing of interest and convertibility into Shares of Common Stock of the Company.

     The Company's Debentures are unsecured general obligations of the Company. These Debentures are senior to any subsequent Debenture offering that may be undertaken by the Company. The Company will pay the investor interest only, 12.5% simple interest which accrues starting the first full month following the month in which the investment was received by the Company. The debenture will pay interest only on a monthly basis with principle due and payable in lump sum on July 31, 1997. The Debentures may be redeemed at face value of $10,000.00 per debenture upon 90 days notice to the holders at any time after September 30, 1996. The Company will set up a Sinking Fund for the purposes of retiring the principle amount of the Debentures when due. Under the Sinking Fund arrangement, commencing 14 months from the close of the Debenture offering, which commenced August 31, 1995, the Company will set aside sufficient funds such that 21 months from the close of the offering the Sinking Fund will have 60% of the total offering proceeds. The Sinking Fund will be established as an interest bearing account. If interest payments are in arrears to the debenture holders, the interest earned from the Sinking Fund will be distributed to the debenture holders to reduce any amounts in arrears. The Sinking Fund will be an asset securing payment of the debentures. In the event the principle on the Debentures is not paid within 24 months from the original close of the offering, the Company will pay to each Debenture holder 8% annual penalty on the principle balance of the Debenture.

Transfer Agent

     The Company's transfer agent is Progressive Transfer Company, P.O. Box 17561, Salt Lake City, Utah 84117.

                                 PART II

      ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
                     EQUITY AND OTHER SHAREHOLDER MATTERS

Principal Market

     The Company's securities are traded on the NASD electronic bulletin board, quotations for which are under the symbol "PHLB." The market makers are:

     Wagner, Scott, Mercator Partners in New York
     Northeast Securities in Westbury, NY
     Allen & Company in New York
     ACAP Financial in Salt Lake City, UT
     Hill, Thompson, Magid & Company in Jersey City, NJ
     William Frankel & Company in New Jersey
     Paragon in Boca Raton, FL

Bid Information

     The high and low bid price for the Company's common stock for each quarter within the last two fiscal years, as received from OTC Bulletin Board follows. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                               High Bid       Low Bid
                                             __________________________

Fiscal Year Ending December 31, 1998
       Fourth Quarter Ending 12/31/98          .875            .59375
       Third Quarter Ending 9/30/98           3.125            .75
       Second Quarter Ending 6/30/98          1.875           1.125
       First Quarter Ending 3/31/98           1.50             .31

Fiscal Year Ending December 31, 1997
       Fourth Quarter Ending 12/31/97         1.00             .50
       Third Quarter Ending 9/30/97           1.875            .75
       Second Quarter Ending 6/30/97          1.75            1.25
       First Quarter Ending 3/31/97           2.19            1.63

Stockholders

     There approximately 850 shareholders of record for the Company as of the date of this submission.

Dividends

     To date, the Company has not paid any dividends on its Common Stock. The payment of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. Under Nevada corporate law, dividends may be paid out of surplus or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.


                         ITEM 2 - LEGAL PROCEEDINGS

     The Company is a party to a pending legal proceeding with the former owners of the Company's subsidiaries, Aloe Pharmaceuticals, Inc., Aloe Laboratories, Inc., and Benson's Aloe Farms, Inc. The former owners allege, among other things, certain misrepresentations or omissions by the Company in the negotiations of these acquisitions. The outcome of this pending legal proceeding is uncertain at this time; however, management of the Company believes it will be favorable to the Company. The Company is not a party to any other pending legal proceedings, which would have a material affect upon their operations or financial statements.


          ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     In 1998 the Company changed accounting firms to Fields, Nemec & Company in Corpus Christi, Texas. This firm is part of the McGladrey Network. During the two most recent fiscal years, the Company has not had any disagreements with said independent accountant.


                 ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

     The following tables outlines all securities the Company sold or issued within the past three years without registering the securities under the Securities Act.

Date      Type of       Number of     Number of   Consideration
          Security      Securities    Investors
                        Issued
______________________________________________________________________________

4/30/96   Common        197,500     11            Issued pursuant to a
          Stock                                   Confidential Private
                                                  Placement Offering Memorandum
                                                  dated March 20, 1996 pursuant
                                                  to which the Company offered
                                                  500,000 shares of common
                                                  stock at $2.00 per share
                                                  pursuant to an exemption
                                                  under Regulation D and
                                                  Section 4(2) of the
                                                  Securities Act of 1933.

5/16/96   Common       4,000         1            These securities were issued
                                                  to Ira Ritter for services
                                                  rendered valued at $2.875 per
                                                  share for an aggregate of
                                                  $33,062.50.

5/16/96   Common       22,000        4            These securities were issued
                                                  to Tamara Tribe, Zhong L.
                                                  Shu, Karen Fry, and Dona
                                                  Efflandt for services
                                                  rendered, valued at $1.00 per
                                                  share for an aggregate of
                                                  $22,000.00.

6/13/96   Common       11,667        1            These securities were issued
                                                  to Sons of Herman for a down
                                                  payment on the purchase of
                                                  two properties located in
                                                  Corpus Christi, Texas, which
                                                  shares were valued at $3.00
                                                  per share for an aggregate of
                                                  $35,001.00.

6/13/96   Common       50,000         2           Issued pursuant to a
                                                  Confidential Private
                                                  Placement Offering Memorandum
                                                  dated March 20, 1996 pursuant
                                                  to which the Company offered
                                                  500,000 shares of common
                                                  stock at $2.00 per share
                                                  pursuant to an exemption
                                                  under Regulation D and
                                                  Section 4(2) of the
                                                  Securities Act of 1933.

7/3/96    Common       85,949          1          These securities were issued
                                                  to Clint & Marie Lagasse for
                                                  the conversion of a loan due
                                                  to Clint & Marie Lagasse from
                                                  the Company, valued at $1.00
                                                  per share for an aggregate of
                                                  $85,949.00.

7/16/96   Common       35,000          3          These securities were issued
                                                  to High Growth Capital,
                                                  Northeast Securities and
                                                  Joseph H. Popolow for
                                                  services rendered,
                                                  valued at $3.00 per share for
                                                  an aggregate of $105,000.00.

7/26/96   Common       34,250          7          Issued pursuant to a
                                                  Confidential Private
                                                  Placement Offering Memorandum
                                                  dated March 20, 1996 pursuant
                                                  to which the Company offered
                                                  500,000 shares of common
                                                  stock at $2.00 per share
                                                  pursuant to an exemption
                                                  under Regulation D and
                                                  Section 4(2) of the
                                                  Securities Act of 1933.

8/20/96   Common       350,000         5          These securities were issued
                                                  to R.C. Benson, Anthony
                                                  Benson, Todd Benson, James T.
                                                  Lewis and Great Plains
                                                  Financial for the purchase of
                                                  Aloe Pharmaceuticals, Inc.,
                                                  Benson's Aloe Farms, Inc.,
                                                  and Aloe Laboratories, Inc.,
                                                  valued at $3.00 per share for
                                                  an aggregate of $1,050,000.

10/24/96  Common       12,000          3          These securities were issued
                                                  to Northeast Securities,
                                                  Joseph H. Popolow and Raymond
                                                  W. Harding for services
                                                  rendered, valued at $2.375
                                                  per share for an aggregate of
                                                  $28,500.

11/4/96   Common        2,500           1         Issued pursuant to a
                                                  Confidential Private
                                                  Placement Offering Memorandum
                                                  dated March 20, 1996 pursuant
                                                  to which the Company offered
                                                  500,000 shares of common
                                                  stock at $2.00 per share
                                                  pursuant to an exemption
                                                  under Regulation D and
                                                  Section 4(2) of the
                                                  Securities Act of 1933.

1/30/97   Common        2,000           1         These securities were issued
                                                  to Warren for services
                                                  rendered, valued at $1 per
                                                  share for an aggregate of
                                                  $2,000.

1/30/97   Common         1,500          1         These securities were issued
                                                  upon a debenture conversion
                                                  and are valued at $2 per
                                                  share for and aggregate of
                                                  $3,000.


1/30/97   Common         8,600         43         These securities were issued
                                                  to employees of the Company
                                                  as an employee bonus in
                                                  increments of 200 shares per
                                                  employee, valued at $1.00
                                                  per share or $200 per
                                                  employee.

2/25/97   Common         2,500           1        These securities were issued
                                                  to Callaway for an
                                                  appraisal service, valued at
                                                  $2,500 or $1.00 per share.

2/25/97   Common           650           4        These securities were issued
                                                  to 4 individuals as a
                                                  conference prize, valued at
                                                  $1.00 per share for an
                                                  aggregate of $650.00.

2/28/97   Common        26,712           2        These securities were issued
                                                  to two firms for broker
                                                  relations, valued at $1.00
                                                  per share for an aggregate
                                                  of $26,712.00.

3/18/97   Common       167,200           1        These shares were issued
                                                  to Continental Capital
                                                  Corporation for investor
                                                  relations services, valued
                                                  at $1.75 per share or an
                                                  aggregate of $292,600.00.

4/29/97   Common         5,000           4        These shares were issued to
                                                  4 employees as an employee
                                                  bonus, valued at $1.9375
                                                  per share or an aggregate
                                                  of $9,687.50.

4/29/97   Common           100           1        These shares were issued to
                                                  Eddie Villareal for
                                                  mechanic services rendered,
                                                  valued at $1.9375 per share
                                                  or an aggregate of $193.75.

6/4/97    Common           600           5        These shares were issued to
                                                  4 individuals as a conference
                                                  prize, valued at $1.4375
                                                  per share or an aggregate
                                                  of $862.51.

8/15/97   Common        19,360          44        These shares were issued to
                                                  44 individuals for
                                                  conversion of an
                                                  aggregate of $21,780 in
                                                  debentures at a conversion
                                                  price of $1.125 per share.

9/24/97   Common        50,000            1       These shares were issued to
                                                  the Company's legal counsel,
                                                  Max C. Tanner, for legal
                                                  services rendered, valued at
                                                  $1.00 per share or an
                                                  aggregate of $50,000.00.

9/24/97   Common           600            5       These shares were issued to 4
                                                  individuals as a conference
                                                  prize, valued at $1 per
                                                  share or an aggregate of
                                                  $600.00.

11/24/97  Common           500            1       These shares were issued to
                                                  one individual for
                                                  conversion of $437.50
                                                  in a debenture at a
                                                  conversion price of $.875
                                                  per share.

2/9/98    Common        20,000            2       These shares were issued to
                                                  companies for broker
                                                  relations services valued at
                                                  $1.00 per share or an
                                                  aggregate of $20,000.00.

3/25/98   Common         2,000             1      These shares were issued to
                                                  William Ward as a real estate
                                                  commission valued at $1.00
                                                  per share or an aggregate of
                                                  $2,000.00.

7/23/98   Common        300,000            2      These shares were issued to
                                                  Ontario Ltd. and Rolling
                                                  Capital Corp. for broker
                                                  relations services valued
                                                  at $1.00 per share or an
                                                  aggregate of $300,000.

7/23/98   Common        515,800           33      These shares were issued to
                                                  33 individuals pursuant to a
                                                  Regulation D, Rule 504
                                                  offering at $1.00 per share,
                                                  or an aggregate of
                                                  $515,800.00.

7/23/98   Common          5,000            1      These shares were issued to
                                                  Sydney G. Baucom for legal
                                                  services rendered valued at
                                                  $1.00 per share or an
                                                  aggregate of $5,000.00.

7/23/98   Common         20,000            1      These shares were issued to
                                                  Capital Alliance Corporation
                                                  for broker relations
                                                  services valued at $1.00 per
                                                  share or an aggregate of
                                                  $20,000.00.

7/23/98   Common          3,000            1      These shares were issued to
                                                  David Cundick for legal
                                                  services rendered valued at
                                                  $1.00 per share or an
                                                  aggregate of $3,000.00.

7/29/98   Common        434,200           32      These shares were issued to
                                                  32 individuals pursuant to a
                                                  Regulation D, Rule 504
                                                  offering at $1.00 per share
                                                  or an aggregate of
                                                  $434,200.00.

7/29/98   Common        276,200                   Broker & investor relations
                                                  at $1.00 per share.

7/31/98   Common          2,750            1      These shares were issued to
                                                  Paul Ingles for equipment
                                                  repair services valued at
                                                  $1.00 per share or an
                                                  aggregate of $2,750.00.

8/7/98   Common          53,000            2      These shares were issued to
                                                  2 individuals for broker
                                                  relations and legal services
                                                  valued at $1.00 per share
                                                  or an aggregate of $53,000.


                ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the Officers and Directors of the Company in most cases for any liability suffered by them or arising out of their activities as Officers and Directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law.

                                  PART F/S

                       PHARMACEUTICAL LABORATORIES, INC.
                         Year Ended December 31, 1998
                                Consolidated
                                BALANCE SHEET



                 ASSETS                    1998        1997
                                     ------------  ----------

CURRENT ASSETS
  Cash                                $    65,652  $   11,265
  Accounts receivable                     834,405     444,011
  Accounts receivable - other             190,648     280,758
  Investment in subsidiary                413,144     413,144
  Inventory                             1,804,996   2,092,358
  Prepaid expenses                         48,569     117,255
  Other assets                             37,500      37,500
                                     ____________  __________
Total Current Assets                    3,394,915   3,396,291

FIXED ASSETS
  Building & property                     734,620     684,620
  Furniture and equipment               1,452,252   1,426,788
  Vehicles                                 43,351      43,351
  Building/leasehold improvements         805,421     760,421
                                     ____________  __________
Total Fixed Assets                      3,035,644   2,915,180

ACCUMULATED DEPRECIATION                 (418,335)   (423,848)
                                     ____________  __________
  Total Fixed Assets                    2,617,309   2,491,332
                                     ____________   _________

TOTAL ASSETS                            6,012,223   5,887,622

            LIABILITIES & EQUITY

CURRENT LIABILITIES
 Accounts payable & accrued expenses   (1,284,520) (1,440,860)
 Notes payable                         (1,584,845) (1,903,970)
 Note payable - investors                 (73,000)    (73,000)
 Due to related parties                (1,614,506)   (779,506)
                                     ____________  __________
Total current liabilities              (4,556,871) (4,197,336)

LONG TERM LIABILITIES
 Notes payable - long term               (202,565)   (204,396)
                                     ____________  __________

TOTAL LIABILITIES                      (4,759,436) (4,401,732)

     STOCKHOLDERS' EQUITY

 Common Stock                             (10,098)     (8,416)
 Treasury Stock                               804         804
 Preferred Stock                           (2,183)     (1,003)
 Declared dividends                        42,695      91,965
 Unearned stock                            45,659      42,854
 Additional paid-in capital            (2,905,488) (4,784,309)
 Accumulated deficit                    1,778,516   2,184,951
 Current year (profit) loss              (202,692)    987,264
                                     ____________   __________
TOTAL STOCKHOLDERS' EQUITY             (1,252,787) (1,485,891)

TOTAL LIAB/STOCKHOLDERS' EQUITY        (6,012,223) (5,887,622)
                                     ============   ==========

(unaudited)

                      PHARMACEUTICAL LABORATORIES, INC.
                        Year Ended December 31, 1998
                               Consolidated
                             INCOME STATEMENT


                                                                       1998
                                          1998         1997        % of Sales
                                      ___________  _____________   __________

                SALES

Gross sales                            5,128,796      6,097,682      100.00%
Returns, allowances, discounts          (425,362)      (612,486)      -8.29%
Freight                                 (114,309)      (226,043)      -2.23%
                                       _________      _________
  Net Sales                            4,589,125      5,259,153       89.48%
Cost of goods                         (1,692,354)    (2,682,980)     -33.00%
                                       _________      _________
  Gross Profit Margin                  2,896,772      2,576,173       56.48%

                EXPENSES

Audit expense                             24,486        118,321        0.48%
Aloe G&A expense                         185,564           ---         3.62%
Aloe manufacturing expense               242,841           ---         4.73%
Advertising                              214,173        171,158        4.18%
Advertising sales materials               23,409         19,343        0.46%
Auto expense                               8,986         27,003        0.18%
Building maintenance                      17,205         38,541        0.34%
Consultation fees                         22,739         58,386        0.44%
Contract labor                           114,251         58,250        2.23%
Depr/amort. expense                      191,121        192,587        3.73%
Dues & subscriptions                         920          7,622        0.02%
Equipment maintenance                     14,305         10,103        0.28%
Equipment rental                          14,121         49,536        0.28%
Insurance                                220,319        257,628        4.30%
Interest                                 140,625        263,969        2.74%
License & fees                            17,508         57,490        0.34%
Legal & professional                     100,102        309,746        1.95%
Miscellaneous                              8,249         10,040        0.16%
Office supplies                           26,554         26,123        0.52%
Postage                                   20,086         39,135        0.39%
Research & analysis                       34,875        108,707        0.68%
Rent/lease                                22,663         57,416        0.44%
Salaries - office                        179,629        237,632        3.50%
Salaries - warehouse                     101,025        531,499        1.97%
Salaries - executive                      36,563        166,549        0.71%
Salaries - sales                         179,989         77,220        3.51%
Production labor                         191,694        146,288        3.74%
Sales commissions                          5,820         48,960        0.11%
Show & demo expense                       39,783         20,524        0.78%
Shipping supplies                          3,639          6,111        0.07%
Telephone expense                         63,395         70,682        1.24%
Travel expense                            84,366        131,546        1.64%
Utilities                                 47,333         96,283        0.92%
Warehouse supplies                        35,178         62,740        0.69%
Taxes - payroll                          109,648         94,895        2.14%
Taxes - other                             27,571         26,843        0.54%
                                       _________     __________
  Total Operating Expenses             2,770,731      3,598,879       54.02%
Other Income                              76,651         35,441        1.49%

  Net Profit (Loss)                      202,692       (987,264)       3.95%
                                       _________     __________

(unaudited)

             PHARMACEUTICAL LABORATORIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 1996 AND 1997


                                             1997        1996
                                     ------------  ----------

                     ASSETS

CURRENT ASSETS
  Cash                                $    11,265  $  408,675
  Accounts receivable                     724,769     813,824
  Due from related party                   77,090      77,090
  Inventory                             2,386,262   2,587,526
  Prepaid expenses                        117,255      57,742
  Income tax receivable                         -       1,851
  Deferred tax asset                            -           -
                                     ____________  __________
Total Current Assets                    3,316,641   3,946,708

PROPERTY AND EQUIPMENT
  Land                                     85,500      85,500
  Building and improvements               760,421     562,470
  Leasehold improvements                  722,120     504,768
  Furniture and equipment               1,426,788   1,248,639
  Vehicles                                 43,351      83,201
  Aloe plants                             223,772     223,772
                                     ____________  __________
Total Fixed Assets                      2,994,829   2,708,350
  Less accumulated depreciation          (423,848)   (312,944)

  Total Fixed Assets                    2,570,981   2,395,406
                                     ____________   _________

OTHER ASSETS

  Assets held for sale                                212,325
  Deferred debt issuance cost                          35,833
  Deposits                                             27,950
  Deferred tax asset                                        -
                                                     ________
                                                      276,108
                                                     ________

TOTAL ASSETS                            5,887,622   6,618,222

                                                    1997            1996
                                                 __________      __________

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Bank overdraft                                         -            35,429
 Notes Payable                                    1,903,970       1,262,079
 Due to related parties                             779,506             -
 Current maturities of long-term debt               115,623         134,183
 Mortgage note payable                                  -               -
 Debentures payable                                     -         1,003,000
 Current obligation under capital leases            118,654         120,590
 Trade accounts payable                           1,175,408       1,714,553
 Accrued expenses                                   265,452         470,525
 Deferred revenues                                  115,877         136,127
                                                  __________     __________
Total current liabilities                         4,474,490       4,876,486

LONG TERM LIABILITIES
 Debentures payable                                                     -
 Long-term debt                                                     140,733
 Obligation under capital leases                    204,396         247,915
                                                  _________      __________
                                                    204,396         388,648

     STOCKHOLDERS' EQUITY
Preferred stock, $.001 par value;
 Authorized shares - 25,000,000;
 Issued and oustanding shares - 300,000 in 1997         300
Common Stock, $.001 par value;
 Authorized shares - 25,000,000
 Issued shares - 8,416,288 in 1997;
 8,940,966 in 1996                                    8,416           8,941
Additional paid-in capital                        3,688,575       2,956,467
Accumulated deficit                              (2,184,951)     (1,265,862)
                                                 __________      __________

                                                  1,512,340       1,699,546
                                                 __________      __________

Treasury stock                                     (303,604)       (303,604)
                                                 __________      __________
Deferred compensation and consulting                    -           (42,854)
                                                 __________      __________
                                                  1,208,736       1,353,088


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        5,887,622       6,618,222
                                                 ==========      ==========

(unaudited)

             PHARMACEUTICAL LABORATORIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENT OF OPERATIONS
                         DECEMBER 31, 1996 AND 1997

                                                        1997        1996
                                                     __________   __________

Net sales                                            $5,259,153   $8,222,231
Cost of sales                                         2,682,980    5,102,809
                                                     __________   __________

  Gross Profit                                        2,576,173    3,119,422

Selling, general and administrative expenses          3,290,917    3,825,620
                                                     __________   __________

Operating income (loss)                                (714,744)    (706,198)

Other income (expense)
 Interest expense                                      (263,969)    (239,432)
 Interest income                                          8,642        9,085
 Other income/expense                                    35,441       (3,822)
 Amortization expense                                   (52,635)     (48,082)
                                                     __________   __________

 Income (loss) before taxes                            (987,265)    (988,449)

Income tax (provision) benefit                                0      (61,576)
                                                     __________   __________

 Net income (loss)                                    ($987,265) ($1,050,025)

Net income (loss) per common share                       ($0.12)      ($0.12)

Weighted average number of common shares              8,416,288    8,904,302

                              PHARMACEUTICAL
                            LABORATORIES, INC.

                      CONSOLIDATED FINANCIAL REPORT

                            DECEMBER 31, 1996

                             C O N T E N T S

                                                                     Page

Independent Auditor's Report............................................1


CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets...........................................2

  Consolidated Statements of Operations.................................3

  Consolidated Statements of Changes
      in Stockholders' Equity...........................................4

  Consolidated Statements of Cash Flows.................................5

  Notes to Consolidated Financial Statements............................8

[letterhead]

To the Board of Directors
Pharmaceutical Laboratories, Inc.

We have audited the accompanying consolidated balance sheets of Pharmaceutical Laboratories, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pharmaceutical Laboratories, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, certain conditions exist which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also decribed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ WEAVER AND TIDWELL, L.L.P.
WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
June 25, 1997

2931

                    CONSOLIDATED FINANCIAL STATEMENTS

             PHARMACEUTICAL LABORATORIES, INC. AND SUBSIDIARIES
                       CONSOLIDATED BALANCE SHEETS
                        DECEMBER 31,1996 AND 1995


                                                 1996          1995
                                              ___________    __________

            ASSETS

CURRENT ASSETS
   Cash                                       $   408,675   $   62,951
   Accounts receivable, net of allowance for
      uncollectible accounts - 1996 $105,656;
      1995 $55,944                                813,824    1,701,946
   Due from related party                          77,090        7,600
   Inventory                                    2,587,526      718,978
   Prepaid expenses                                57,742       38,126
   Income tax receivable                            1,851        1,851
   Deferred tax asset                                -          35,430
                                              ____________   __________

         Total current assets                   3,946,708    2,566,882
                                              ____________   __________

PROPERTY AND EQUIPMENT
   Land                                            85,500       85,500
   Building and improvements                      562,470      364,500
   Leasehold improvements                         504,768       16,912
   Furniture and equipment                      1,248,639      588,707
   Vehicles                                        83,201       43,351
   Aloe plants                                    223,772         -
                                              ____________   __________
                                                2,708,350    1,098,970
   Less accumulated depreciation                  312,944      137,052
                                              ____________   __________

                                                2,395,406      961,918
                                              ____________   __________

OTHER ASSETS
   Assets held for sale                           212,325         -
   Deferred debt issuance cost                     35,833       44,015
   Deposits                                        27,950       11,250
   Deferred tax asset                                -          39,983
                                              ____________   __________

                                                  276,108       95,248
                                              ____________   __________

TOTAL ASSETS                                   $6,618,222   $3,624,048
                                              ============  ===========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                                                   1996          1995
                                             ___________   ___________
   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Bank overdraft                             $   35,429    $   25,503
   Notes payable                               1,262,079       265,000
   Current maturities of long-term debt          134,183        40,000
   Mortgage note payable                            -          198,588
   Debentures payable                          1,003,000          -
   Current obligation under capital leases       120,590        13,298
   Trade accounts payable                      1,714,553       654,586
   Accrued expenses                              470,525       330,494
   Deferred revenues                             136,127        14,377
                                              ___________    __________

        Total current liabilities              4,876,486     1,541,846
                                              ___________    __________

LONG-TERM LIABILITIES
   Debentures payable                               -          592,000
   Long-term debt                                140,733          -
   Obligation under capital lease                247,915        11,917
                                              ___________    __________
                                                 388,648       603,917

STOCKHOLDERS' EQUITY
   Preferred stock, $.001 par value;
     Authorized shares - 25,000,000;
     Issued and outstanding shares - none           -             -
   Common stock, $.001 par value;
    Authorized shares - 25,000,000;
     Issued shares - 8,940,966 in 1996,
     8,106,100 in 1995                             8,941         8,106
   Additional paid-in capital                  2,956,467     1,716,516
   Accumulated deficit                        (1,265,862)     (215,837)
                                              ___________    __________

                                               1,699,546     1,508,785
   Treasury stock                               (303,604)      (30,500)
   Deferred compensation and consulting          (42,854)         -
                                              ___________    __________

                                               1,353,088     1,478,285
                                              ___________    __________

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $6,618,222    $3,624,048
                                             ============    ==========

             PHARMACEUTICAL LABORATORIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                   YEARS ENDED DECEMBER 31, 1996 AND 1995

                                               1996              1995
                                         _____________      ____________

Net sales                                  $8,222,231         $4,578,815
Cost of sales, including 1996 inventory
  valuation allowance of $406,940           5,102,809          1,984,237
                                           __________         __________

        Gross profit                        3,119,422          2,594,578

Selling, general and
   administrative expenses                  3,825,620          2,071,683
                                           __________         __________

        Operating income (loss)              (706,198)           522,895

Other income (expense)
   Interest expense                          (239,432)          (151,238)
   Interest income                              9,085               -
   Other income/expense                        (3,822)              -
   Amortization expense                       (48,082)              -
                                            __________         __________

        Income (loss) before taxes           (988,449)           371,657

Income tax (provision) benefit                (61,576)            74,764
                                            __________         __________

        Net income (loss)                 ($1,050,025)        $  446,421
                                           ===========        ===========

Net income (loss) per common share         $      .12         $      .06
                                           ===========        ===========

Weighted average number of common shares   $8,904,302         $7,856,368
                                           ===========        ===========

The Notes to Consolidated Financial Statements are an integral part of these statements

Accumulated         Treasury
Deficit             Stock                Other               Total
_______________     _______________      _______________     _______________

($     662,258)     ($         500)       $        -         ($      29,050)

          -                   -                    -                430,000

          -                   -                    -                660,914

          -         (       30,000)                -         (       30,000)

       446,421                -                    -                446,421
_______________     _______________       _______________    _______________

(      215,837)     (       30,500)                -              1,478,285

          -                   -                    -                143,755

          -                   -                    -                104,887

          -                   -                    -                544,000

          -                   -                    -                448,144

          -          (      45,000)                -          (      45,000)

          -                   -            (     42,854)      (      42,854)

          -          (     228,104)                -          (     228,104)

(    1,050,025)               -                    -          (   1,050,025)
_______________      ______________        ______________     ______________

($   1,265,862)      ($    303,604)        ($    42,854)       $  1,353,088

              PHARMACEUTICAL LABORATORIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                       1996          1995
                                                   ____________  ____________
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss)                                ($ 1,050,025) $    446,421

  Adjustments to reconcile net income (loss) to
    net cash used in operating activities:
       Noncash interest on notes payable                   -           12,925
       Depreciation                                     175,892        54,423
       Amortization                                      48,082         6,735
       Provision for losses on accounts receivable       49,712        49,895
       Inventory valution allowance                     406,940          -
       Deferred tax                                      61,576   (    75,413)
  Change in assets and liabilities net of effects
    from acquisitions:
       (Increase) decrease in accounts receivable     1,005,822   ( 1,174,294)
       Increase in income tax receivable                   -      (     1,851)
       Increase in inventory                        ( 1,857,933)  (   444,350)
       Increase in prepaid expenses                 (    14,703)  (     8,441)
       Increase in trade accounts payable               782,029       404,936
       Increase in accrued expenses                     103,378        45,154
       Increase in bank overdraft                         9,926        25,503
       Increase in deferred revenue                      17,577        14,377
       Other, net                                   (     1,928)       10,413
                                                     ___________  ____________

         Net cash used in operating activities      (   263,655)  (   633,567)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                              (   816,804)  (    42,368)
  Deposits for investment purchases                 (    15,000)  (    11,250)
                                                    ____________  ____________

         Net cash used in investing activities      (   831,804)  (    53,618)

The Notes to Consolidated Financial Statements are an integral part of these statements.

             PHARMACEUTICAL LABORATORIES, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                       1996          1995
                                                   ____________  ____________

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes
    payable and loans from related parties         $    987,596       592,000
  Increase in revolving line of credit, net             270,000       140,000
  Proceeds from issuance of common stock                568,500          -
  Principal payments on notes payable
    and amounts due to related parties              (    92,409)  (    48,334)
  Stock issue costs                                 (    24,500)  (     1,818)
  Debt issue costs                                  (    39,900)  (    50,750)
  Payments to repurchase stock                      (   228,104)  (    30,000)
                                                    ____________  ___________
         Net cash provided by financing activities    1,441,183       601,098

         Net increase (decrease) in cash                345,724   (    86,087)

Cash at the beginning of the year                        62,951       149,038
                                                    ____________  _____________

Cash at the end of the year                         $   408,675   $    62,951
                                                    ============  =============


SUPPLEMENTAL DISCLOSURE
  OF CASH FLOW INFORMATION

  Cash payments for interest                        $   207,966   $    89,290
                                                    ===========   ===========

  Cash payments for taxes                           $      -      $     2,500
                                                    ===========   ===========


The Notes to Consolidated Financial Statements are an integral part of these statements.

                                                                     Page 7
              PHARMACEUTICAL LABORATORIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                        1996          1995
                                                   _____________  ____________

SCHEDULE OF NONCASH INVESTING
AND FINANCING ACTIVITIES:

  Purchase of property and equipment
    financed through issuance of common stock

       Property and equipment                      $    35,000    $   835,223

       Mortgage payable assumed                           -       (   201,779)
                                                   ____________   _____________

       Common stock issued                         $    35,000    $   633,444
                                                   ===========    =============

  Purchase of property and equipment
    financed through capital lease:                $   449,334    $    19,532
                                                   ===========    ===========

  Conversion of shareholder debt to equity         $    85,949    $   430,000
                                                   ===========    ============

  Acquisitions by issuance of common stock:

      Current assets                               $   535,208    $      -

      Property and equipment                           374,233           -

      Noncurrent assets                                  4,905

      Current liabilities                          (   471,098)

      Noncurrent liabilities                       (    30,104)          -
                                                   ___________    ____________

      Common stock issued                          $   413,144    $      -
                                                   ===========    ============

The Notes to Consolidated Financial Statements are an integral part of these statements.

                    PHARMACEUTICAL LABORATORIES, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation and Presentation

    The consolidated financial statements include Pharmaceutical Laboratories, Inc. and its wholly-owned subsidiaries, Aloe Pharmaceuticals, Inc., Aloe Laboratories, Inc. and Benson Aloe Farms, Inc. (the Aloe Companies). All intercompany transactions and balances have been eliminated.

  Nature of Operations

    Pharmaceutical Laboratories, Inc. develops, produces and markets sublingual (under the tongue) vitamin and nutritional products in liquid form. The Company is developing new vitamin and nutritional products for national retail and private label distribution. The Aloe Companies grow aloe plants and process, develop and sell aloe based skin care and consumable aloe products. The Company grants credit to customers, substantially all of whom operate within the nutritional and pharmaceutical retail industry.

  Uses of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Research and Development Costs

    The Company has recently implemented research and development efforts in order to produce new vitamin and nutritional products. Included in selling, general and administrative expenses for the year ended December 31, 1996 and 1995 is approximately $110,000 and $84,000 respectively, of research and development costs.

  Financial Instruments

    Financial instruments of the Company consist of cash, accounts receivable, notes receivable, trade accounts payable and notes payable. Recorded values of cash, trade receivables and payables approximate fair values due to short maturities of the instruments.

                   PHARMACEUTICAL LABORATORIES, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Financial Instruments - continued

    Carrying amount for the revolving line of credit approximates fair value due to short term maturity. Notes to shareholders and debenture notes also approximate fair value for unsecured debt of similar risk and short term maturities.

  Cash Flows Presentation

    For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

  Amortization

    Costs of obtaining financing are amortized over the term of the related debt.

  Property and Equipment

    Maintenance and repair expenditures which do not enhance the value or increase the basic productive capacity fo the assets are charged to expense as incurred.

    Property and equipment are stated at cots [sic]. Aloe plants are carried at accumulated costs from planting until they mature and become productive. Depreciation is provided over the estimated useful lives of the assets primarily by the straight-line method as follows:

       Building and improvements                            39 years
       Leasehold improvements                                3 years
       Furniture and equipment                            3-10 years
       Vehicles                                              5 years
       Aloe plants                                           3 years

    Useful lives of leasehold improvements are the shorter of the estimated useful life of the asset or the remaining term of the lease, including anticipated renewals.

                   PHARMACEUTICAL LABORATORIES, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

  Property and Equipment - continued

    During the year ended December 31, 1996, production equipment was identified that has not been in use and is not expected to provide future service potential to the Company. As a result the equipment has been reported as assets held for sale. No impairment loss has been recognized because the assets' fair values approximate their carrying values. An expected disposal date has not been determined.

  Reclassification

    Certain reclassifications have been made to 1995 current liabilities to conform to classifications adopted in 1996. The classification had no effect on total current liabilities at December 31, 1995.

  Revenue Recognition

    Sales are recorded when products are shipped. Provisions for estimated returns and allowances are made at the time of sale. Deferred sales are recorded when payment is received for product which is not shipped prior to the end of the period.

  Net Income (Loss) Per Common Share

    Net income (loss) per common share is computed by using the weighted average number of common shares outstanding during the year. Common stock equivalents and other convertible securities are not included in the computation of net income (loss) per common share because their effect is antidilutive.

  Stock-based Employee Compensation

    The Company accounts for the issuance of equity instruments to employees under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", which requires compensation cost to be measured at the date of grant based on intrinsic value for stock options granted. The intrinsic value of an option is equal to the difference between the market price of the common stock on the date of grant and the exercise price of the option.

                     PHARMACEUTICAL LABORATORIES, INC.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

  Stock-based Employee Compensation - continued

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", which provides for an alternative measure of compensation cost based on the fair value of the options granted. The fair value of an option is based on the intrinsic value as well as the time value of an option. See Note 16 for the additional disclosures required by SFAS No. 123.

NOTE 2.  UNCERTAINTY

    As shown in the accompanying financial statements, the Company generated a net loss during the year ended December 31, 1996 of $1,050,025, used cash in operations of $263,655and as of December 31, 1996, has an accumulated deficit of $1,265,862. In addition, the notes payable and line of credit have become due and the Company has no firm commitments from lenders to renew them. These matters raise substantial doubts about the Company's ability to continue as a going concern. Management has identified means to raise additional capital including, but not limited to, converting debentures to stock and has obtained a line of credit from a major stockholder for $500,000 (see Note 17). In addition, management believes that current negotiations for the sale of inventory, efforts to extend payment terms with vendors and renew existing debt agreements will enable the Company to meet future obligations and continue as a going concern.

NOTE 3.  ACQUISITIONS

    In August 1996, the Company issued 350,000 shares of restricted common stock valued at $413,144 to acquire all the capital stock of Aloe Pharmaceuticals, Inc., Aloe Laboratories, Inc., and Benson Aloe Farms, Inc. (The Aloe Companies). The Aloe Companies grow aloe plants and manufacture aloe based topical skin care products. These products are used in the health and beauty industry and the pharmaceutical industry. The acquisitions have been accounted for under the purchase method of accounting and the operating results of the Aloe Companies have been included in the consolidated results of operations since August 12, 1996. There was no goodwill recorded related to the acqusitions. Had the acquisition been made at the beginning of 1995, the Company's proforma unaudited results would have been:

                                                                     Page 12
                      PHARMACEUTICAL LABORATORIES, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3.  ACQUISITIONS - continued

                                               1996         1995
                                           ___________    ___________

       Proforma net sales                  $9,449,140     $6,089,822
       Proforma net income (loss)          (  975,179)       175,465
       Proforma earnings (loss) per share  (     0.11)          0.02

    Subsequent to the acquisition date, the Company obtained an appraisal of the acquired companies' assets. Gross assets were appraised at $1,231,522.

NOTE 4.  CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade receivables. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

    Concentrations of credit risk with respect to trade receivables is limited due to the Company's credit granting policies and their continuous evaluation of the credit worthiness of its customers. The Company's sales are concentrated in the wholesale and retail drug store markets. The Company produces a private label product line for one particular customer. Sales to this customer were approximately $5,957,000 and $2,101,000 for the years ended December 31, 1996 and 1995, respectively. Included in accounts receivable at December 31, 1996 and 1995 is $640,096 and $1,091,000 due from this customer.

NOTE 5. INVENTORY

    Inventory is valued at the lower of cost (using the first-in, first-out method) or market. At December 31, inventory is comprised of:

                                              1996          1995
                                          -----------    ------------

      Raw materials                       $1,792,771     $   364,512
      Finished goods                       1,201,695         354,466
                                          ----------     -----------

                                           2,994,466         718,978
      Less valuation allowance               406,940            -
                                          __________     ___________

                                          $2,587,526     $   718,976
                                          ==========     ===========

                                                                   Page 13
                      PHARMACEUTICAL LABORATORIES, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.  INVENTORY - continued

    Management has provided an inventory valuation allowance based on estimates to reduce the inventory to lower of cost or market. It is reasonably possible that these estimates may change in the near term based on proposed sales agreements with the major customer.

NOTE 6.  RELATED PARTY TRANSACTIONS

    Amount due from related party at December 31, 1996 and 1995 is a note receivable due from an officer of $77,090 and $7,600, respectively, evidenced by a note agreement. The note is unsecured, bears interest at a rate of 6% and matures in September 1997.

    Included in accounts payable at December 31, 1996 is $5,908 due to related parties. Also during 1996, compensation to one shareholder for construction services provided was approximately $134,000. Compensation of $64,400 was paid to two shareholders for issue costs related to the debenture and private placement offering.

    Included in accrued expenses at December 31, 1995, is $85,949 of accrued interest incurred on a note to a shareholder. The related note was converted to stock in December 1995. During the year ended December 31, 1996, the accrued interest of $85,949 was converted to stock at the rate of $1 per share. Included in interest expense for the years ended December 31, 1996 and 1995 is approximately $4,800 and $77,0000, respectively of interest charged on all shareholder notes.

NOTE 7. NOTES PAYABLE

    Notes payable consist of the following at December 31:

                                                      1996         1995
                                                    ---------    ---------
       Revolving line of credit with a bank for
       maximum borrowing of $265,000, payable
       on demand but no later than December 4,
       1995 bearing interest at bank's base rate
       plus 1% (10.25% at December 31, 1995),
       collateralized by accounts receivable,
       inventory, and 500,000 shares of common
       stock held in treasury, retired.             $    -        $265,000

                     PHARMACEUTICAL LABORATORIES, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.  NOTES PAYABLE - continued

                                                      1996         1995
                                                    __________   __________

       Revolving line of credit with a bank for
       maximum borrowing of $1,150,000, payable
       on demand but no later than May 1, 1997,
       bearing interest at bank's base rate plus
       1% ( 9.25% at December 31, 1996),
       collateralized by accounts receivable,
       inventory, equipment, real estate and
       500,000 shares of common stock held in
       treasury (see Notes 8 and 17)                    535,000          -

       Note payable to bank, payable on demand
       but no later than May 1, 1997, bearing
       interest at institution's base rate plus
       1% (9.25% at December 31, 1996),
       collateralized with bank lending agreement
       on revolving line of credit (see Note 17)        727,079          -
                                                      _________     __________
                                                     $1,262,079     $ 265,000

NOTE 8. LONG-TERM DEBT

                                                     1996           1995
                                                  __________     __________

       Notes payable to shareholders (see Note 9)  $  40,000     $   40,000

       Note payable to an organization, due in
       monthly installments of $1,462 including
       interest at 9.5%, final payment due May
       2011, secured by real estate, includes
       $35,000 obligation to repurchase 11,667
       shares of stock issued as a security
       deposit. The Company was obligated to
       repurchase stock on December 31, 1996         172,856            -

                     PHARMACEUTICAL LABORATORIES, INC.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.  LONG-TERM DEBT - continued

                                                        1996         1995
                                                      _________   __________

        Note payable to vendor in monthly
        installments of $292 including interest
        at 10%, due November 1998, secured by
        equipment                                     $   6,094    $     -

        Note payable to bank, due October 24,
        1996, interest at bank's prime plus 1%
        (9.25% at December 31, 1996), note is in
        default and currently accrues interest at
        18%, secured by shareholder's guarantee
        (see Note 17)                                    42,952          -

        Note payable to bank in monthly
        installments of $255 including interest at
        9%, due July 1999, secured by automobile          7,014          -

        Note payable to bank, accruing interest at
        bank's prime plus 2% (10.25% at December
        31, 1996), due June 1997, secured by
        receivables and inventory                         6,000          -
                                                         ________    ________

                                                        274,916        40,000
        Less current maturities                         134,183        40,000
                                                        __________   ________
                                                        $140,733     $   -
                                                        ==========   ========

        Maturities of long-term notes payable for the respective years ending December 31 are as follows:

                Year Ending
                December 31
                ____________

                   1997                             $   134,183
                   1998                                  10,957
                   1999                                   7,285
                   2000                                   6,170
                   2001                                   6,783
                   thereafter                           109,538
                                                    ___________
                                                    $   274,916
                                                    ===========

                       PHARMACEUTICAL LABORATORIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.  LONG-TERM DEBT - continued

    The notes payable to shareholders are unsecured and bear interest at 12%. As additional compensation for extending the notes as they matured during 1995 and 1994, the Company issued 2,000 shares of common stock for each $10,000 of notes payable and gave an option to convert the outstanding balance of the notes to common stock at the rate of $1.00 per share. The fair value of the common stock issued with these notes is recognized as additional interest expense ratably over the term of the notes. The extended maturity dates on the notes range from January 25 through August 18, 1995.

    In 1995, $430,000 in note payables were converted to 430,000 shares of common stock at $1 per share pursuant to the note agreement. In 1996, no notes were converted or paid out.

NOTE 9. DEBENTURES PAYABLE

    At December 31, debentures payable are as follows:

                                                    1996            1995
                                                 ----------      ---------

      Debentures $5,000 or more each, bearing
      interest at 12.5% payable monthly,
      unsecured, and mature July 31, 1997        $1,003,000      $  592,000
                                                 ===========     ==========

    The Company issued a debenture offering dated September 1, 1995 for up to $1,003,000 of $5,000 or more debentures. Principal is due on maturity but may be prepaid at the Company's option any time after September 30, 1995. The debenture agreement provides for a sinking fund beginning fourteen months from the close of the offering. The sinking fund arrangement requires the Company to set aside sufficient funds such that twenty-one months from the close of the offering 60% of the principal balance will be funded. As of December 31, 1996, the Company's revolving line of credit has designated $400,000 for the repayment of debentures maturing July 31, 1997 (see Note 17).

    According to the debenture agreement, if all notes payable to shareholders are not converted to common stock by January31, 1996 a 1% simple interest rate is assessed in payment to each debenture holder as a penalty. As of December 31, 1996, te Company has accrued $8,622.

                                                                     Page 17
                      PHARMACEUTICAL LABORATORIES, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.  DEBENTURES PAYABLE - continued

    During the year ended December 31, 1996 and 1995, the Company incurred $39,900 and $50,750, respectively, of debt issue costs related to the debenture offering. These costs have been capitalized and are being amortized over the debenture term. Included in other assets at December 31, 1996 and 1995 is unamortized debt issue costs of $35,833 and $44,015, repsectively.

NOTE 10. MORTGAGE PAYABLE

    In 1995, the Company acquired real estate and equipment valued at $835,223 by issuing 300,000 shares of restricted common stock and assuming a mortgage obligation of $201,779.

    At December 31, 1995 the mortgage obligation is as follows:

                                                      1996         1995
                                                    ---------    ---------

       Mortgage payable to bank assumed by the
       Company payable in monthly installments of
       $2,500 plus annual installments of $20,000
       including interest at 11 %, secured by real
       property, retired.                           $     -       $ 198,588
                                                    =========     =========

NOTE 11. CAPITAL LEASES

    The Company leases equipment under capital leases. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are amortized over their estimated lives. Total cost, accumulated depreciation, and depreciation expense of property under capital lease as of December 31 were as follows:

                                                1996             1995
                                             -----------      ----------

       Cost                                  $427,277         $ 40,286
       Accumulated depreciation                40,753           10,044
       Depreciation expense                    54,218            5,916

                                                                     Page 18
                     PHARMACEUTICAL LABORATORIES, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.  CAPITAL LEASES - continued

    At December 31, future minimum lease payments by year and the present value of future minimum lease payments are:

         Year Ending
         December 31
         ------------

           1997                                   $  150,532
           1998                                      131,011
           1999                                       83,149
           2000                                       41,761
           2001 and thereafter                        46,601
                                                  -----------
         Total minimum lease payments                453,054
         Less amount representing interest            84,549
                                                  -----------

         Present value of minimum lease payments     368,505
         Less current portion                        120,590
                                                   ----------
                                                   $ 247,915
                                                   ==========

NOTE 12. OPERATING LEASES

    The Company leases office equipment under noncancelable operating lease agreements expiring through fiscal year 1997. Rent expense on these leases was $136,360 and $20,033 for the years ended December 31, 1996 and 1995, respectively.

    The related future minimum lease payments on the operating leases at December 31, 1996 are as follows:

          1997                $37,403
          1998                  1,539

    The Company has a non-cancelable lease agreement through April 1997 for its headquarters building. This lease is payable in monthly installments of $4,771. During 1997 the Company arranged for month-to-month payment terms and a thirty day cancellation provision. Rent expense for the years ended December 31, 1996 and 1995 was $57,252, respectively.

                                                                      Page 19
                     PHARMACEUTICAL LABORATORIES, INC.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.  OPERATING LEASES - continued

    In addition, the Company leases fields for growing aloe vera plants and a production facility which processes the plants. Agreements are cancelable with written notice. Lease expense for the period ended December 31, 1996 for the fields and facility were approximately $6,900 and $27,000 respectively.

NOTE 13. ADVERTISING COSTS

    The Company expenses indirect advertising costs when incurred. Included in selling, general and administrative expenses are advertising costs of approximately $906,000 and $409,500 for the years ended December 31, 1996 and 1995, respectively.

NOTE 14. INCOME TAXES

    The Company's deferred tax assets and liabilities consisted of the following at December 31:

                                                     1996         1995
                                                  ---------     ---------
        Deferred tax assets                       $ 749,774     $  80,163
        Deferred tax liabilities                  ( 118,636     (   4,750)
                                                  ---------     ----------

        Net deferred tax asset                      631,138        75,413
        Valuation allowance                       ( 631,138)         -
                                                  ---------     ----------

        Net deferred tax asset                    $    -        $  75,413
                                                  =========     ===========

    The significant components of the Company's deferred tax assets relate primarily to net operating loss carryforwards, deferred compensation, bad debt reserves, and inventory reserves. The deferred tax liabilities are due to the election to expense certain capital assets for federal tax purposes.

                     PHARMACEUTICAL LABORATORIES, INC.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. INCOME TAXES - continued

    Components of the Company's benefit (provision) for income tax are as follows:

                                                        1996         1995
                                                      ---------    ---------
       Current taxes - federal                        $    -       ($    649)
       Deferred - federal                             (  61,576)   ( 131,342)
       Adjustment of prior valuation allowance             -          52,965
       Benefit of net operating losses                     -         153,790
                                                      ---------    ----------
                                                      ($ 61,576)    $ 74,764
                                                      =========    ==========

    The income tax (provision) benefit for the years ended December 31, 1996 and 1995 differs from the income tax expense that would result from applying statutory tax rates to pretax income primarily because of the deferred tax asset valuation allowance for 1996 and recognition of operating loss carryforwards in 1995 and a change in judgment about the realizability of deferred tax assets in future years.

    As of December 31, 1996, the Company had a federal loss carryforward of approximately $1,210,000 that may be used to offset future taxable income, including approximately $539,000 which can be used only to offset future taxable income generated from the Aloe Companies. The loss carryforwards will begin to expire in 2006.

NOTE 15. TREASURY STOCK

    Treasury stock at December 31, 1995 consists of 500,000 shares recorded at a cost of $500 and deposits of $30,000 to be applied to the repurchase of 300,000 shares from an individual. During the year ended December 31, 1996, the Company purchased the 300,000 shares for a total cost of $258,104.

    Treasury stock at December 31, 1996 also includes obligations to shareholders to buy back 10,000 shares of stock issued for conversion of a $10,000 note and repurchase of 11,667 shares of stock for $35,000 issued as a security deposit on the purchase of real estate.

                                                                  Page 21
                       PHARMACEUTICAL LABORATORIES, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. STOCK OPTION PLAN

    Effective November 8,1995, the Company established a stock option plan available to certain officers, directors, and consultants of the Company. The total number of shares that can be purchased under the plan is 1,750,000 shares. Participants may purchase the shares of restricted common stock for $0.70 per share commencing on the agreement date through November 8, 2000.

    The following schedule summarizes pertinent information with regard to the 1995 Plan for the years ended December 31, 1996 and 1995:

                                        1996                    1995
                              ______________________  _______________________
                                           Weighted                 Weighted
                                           Average                   Average
                                 Shares    Exercise     Shares      Exercise
                              Outstanding   Price     Outstanding    Price
                              __________  __________  __________   __________

      Beginning of year        1,750,000  $     .70         -      $     -
         Granted                    -           -      1,750,000          .70
         Exercised                  -           -           -            -
         Forfeited                  -           -           -            -
         Expired                    -           -           -            -
                              __________  __________  __________   __________

      End of year              1,750,000  $     .70    1,750,000   $      .70
                              ==========  ==========  ===========  ==========
      Exercisable              1,750,000  $     .70    1,750,000   $     0.70
                              ==========  ==========  ===========  ==========

      Weighted average
        fair value of
        options granted:      $     -                  $    0.36
                              ==========               ==========

    Stock options outstanding under the 1995 Plan are all exercisable at $0.70 per share and weighted average remaining contractual life is 3.83 years.

    During the years ended December 31, 1996 and 1995, the Company recorded no compensation expense for options granted under the plan.

    The fair value of each option grant is estimated on the date of grant using a Black-Sholes option pricing model and the following assumptions: a risk-free rate of return of 6.0%; an expected life of 3 years; expected volatility of 71.68%; and no expected dividends.

                                                                    Page 22
                      PHARMACEUTICAL LABORATORIES, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16.  STOCK OPTION PLAN - continued

    If the Company had elected to record compensation expense using the fair value method prescribed by SFAS No. 123, the compensation cost related to options would have been $0 and $630,000 for 1996 and 1995, respectively. Pro forma net loss and net loss per share would have been:

                                                 1996            1995
                                               ___________     ___________

           Pro forma net loss                  ($1,050,025)    ($  183,579)
           Pro forma net loss per share        ($      .12)    ($     0.02)

     During the years ended December 31, 1996 and 1995, the Company issued 493,000 and 321,000 shares, respectively, of restricted stock for acquisitions, consulting services and employees bonuses. The restricted stock was valued using a discount factor of 45%. The weighted average fair value of restricted stock on the dates granted for the years ending December 31, 1996 and 1995 are as follows:

                                                   1996            1995
                                                ___________    ___________

           Issued in acquisitions               $     1.18     $      2.11
           Issued for services and employee
               bonuses                                1.64            0.78


NOTE 17. SUBSEQUENT EVENTS

    On May 12, 1997, a shareholder and former director, filed a lawsuit on behalf of herself and Pharmaceutical Laboratories, Inc., as plaintiffs, naming the president of the Company and other individual stockholders as defendents. The Plaintiff has alleged mismanagement, breach of fiduciary duty, misrepresentation and misappropriation by the defendents and seeks to be appointed as a receiver for the Corporation. The President intends to vigorously defend the action and has filed a counterclaim against the plaintiff. The Company is not a defendent in this litigation.

    In May of 1997 the President of the Aloe Companies and its former shareholders filed a petition as plaintiffs against Pharmaceutical Laboratories, Inc. and its president as defendents. The plaintiffs allege various misrepresentations and omissions were made by the defendents during negotiations for the acquisition of the Aloe Companies. Plaintiffs are petitioning for rescission of the contracts and for payment of damages.
    The parties have entered into a confidentiality agreement with plaintiffs to negotiate a resolution. If a resolution cannot be reached, management intends to vigorously defend the action and believes that the likelihood of an unfavorable outcome is remote.

                      PHARMACEUTICAL LABORATORIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.  SUBSEQUENT EVENTS - continued

    Subsequent to year end, the revolving line of credit and note payable with the bank became due. Management is currently negotiating with the bank to extend or restructure the lending agreements, however, no agreements have been finalized to date. Management is confident a financing agreement will be consummated in the near future.

    As of December 31, 1996, the Company was in default on a bank note for $42,952. Subsequent to year end, the bank has filed a lawsuit naming Aloe Pharmaceuticals, Inc., and it's president as defendents. Management is currently negotiating with the bank to work out payment terms.

    In April 1997, the Company designated 1,000,000 shares of $0.001 par value preferred stock as Series A convertible preferred stock in conjunction with an offer to debenture holders to convert debentures to preferred stock. Pursuant to the conversion agreements, debenture holders receive 334 shares of preferred stock for each $1,000 of debentures. To date, $968,000 of debentures have been converted to preferred stock. In addition, debenture holders received restricted common stock at the rate of 100 shares for every $5,000 invested in debentures. Dividends on the Series A convertible preferred stock accrue at 12.5%, cumulative, from the date of first issuance.. The preferred shares may at any time be redeemed by the Company by paying in cash the sum of $3 per share, plus all dividends accrued, unpaid, and accumulated as defined in the agreement. These shares are convertible into common stock at the option of the holder at a rate of one share of Series A preferred stock to one share of common stock.

    Subsequent to year end, the Company obtained a line of credit from a major shareholder for up to $500,000. The note bears interest at 9%, matures in July 1998, and is secured by assets of the Aloe Companies.

                              PART III

                     ITEM 1 - INDEX TO EXHIBITS


2.0 Agreement of Merger between Sublingual Products International, Inc., a Nevada corporation, and Sublingual Products International, Inc., a Texas corporation, dated March 22, 1989 (Filed with SEC on Form 10-SB, in this Registration Statement)

2.1 Contract for Sale of Stock, between Pharmaceutical Laboratories, Inc. and each of R.C. Benson, Anthony Benson, Todd Benson, James T. Lewis and Great Plains Financial, Inc., by and through R.C. Benson, as its attorney-in-fact, dated August 12, 1996 for the purchase of Aloe Pharmaceuticals, Inc., a Texas corporation, which exhibits and schedules are not attached but are listed at the end of the document. Any unattached exhibit or schedule is available to the Securities and Exchange Commission upon request (Filed with SEC on Form 10-SB, in this Registration Statement)

2.2 Contract for Sale of Stock, between Pharmaceutical Laboratories, Inc., and each of R.C. Benson, Anthony Benson, and Todd Benson, dated August 12, 1996 for the purchase of Benson's Aloe Farms, Inc., a Texas corporation, which exhibits and schedules are not attached but are listed at the end of the document. Any unattached exhibit or schedule is available to the Securities and Exchange Commission upon request (Filed with SEC on Form 10-SB, in this Registration Statement)

2.3 Contract for Sale of Stock, between Pharmaceutical Laboratories, Inc., and each of R.C. Benson, Anthony Benson, Todd Benson, and Great Plains Financial, Inc., by and through R.C. Benson, as its attorney-in-fact, dated August 12, 1996 for the purchase of Aloe Laboratories, Inc., a Texas corporation, which exhibits and schedules are not attached but are listed at the end of the document. Any unattached exhibit or schedule is available to the Securities and Exchange Commission upon request (Filed with SEC on Form 10-SB, in this Registration Statement)

3.0 Articles of Incorporation of CST, Inc. filed with the Nevada Secretary of State on December 21, 1988 (Filed with SEC on Form 10-SB, in this Registration Statement)

3.1 Certificate of Amendment to the Articles of Incorporation of CST, Inc. filed with the Nevada Secretary of State on April 4, 1989 (Filed with SEC on Form 10-SB, in this Registration Statement)

3.2 Certificate of Amendment to the Articles of Incorporation of Sublingual Products International, Inc. filed with the Nevada Secretary of State on March 27, 1992 (Filed with SEC on Form 10-SB, in this Registration Statement)

3.3 Certificate of Incorporation of Sublingual Products International, Inc. filed with the Texas Secretary of State on May 21, 1986 (Filed with SEC on Form 10-SB, in this Registration Statement)

3.4 By Laws of CST, Inc. (Filed with SEC on Form 10-SB, in this Registration Statement)

4.0 Form of Common Stock certificate (Filed with SEC on Form 10-SB, in this Registration Statement)

4.1 Form of 12.5% Debenture Note (Filed with SEC on Form 10-SB, in this Registration Statement)

10.0 Lease Agreement between Hargis Investments and Sublingual Products International, Inc., dated May 1, 1991 (Filed with SEC on Form 10-SB, in this Registration Statement)

10.1 Modification and Ratification of Lease between Hargis Investments and Sublingual Products International, Inc., dated March 29, 1994 (Filed with SEC on Form 10-SB, in this Registration Statement)

10.2 Contractual Agreement between Dr. Michel Hegi and Pharmaceutical Laboratories, Inc., a Nevada corporation, dated April 15, 1995 for the purchase of the Company's Corpus Christi, Texas facility, which exhibits are not attached but are listed at the end of the document. Any unattached exhibit is available to the Securities and Exchange Commission upon request (Filed with SEC on Form 10-SB, in this Registration Statement)

10.3 Letter dated March 8, 1996 from Texas Commerce Bank, National Association, 500 East Border, P.O. Box 250, Arlington, TX 76004-0250 to the Issuer regarding a $750,000 revolving line of credit (Filed with SEC on Form 10-SB, in this Registration Statement)

10.4 Revolving Promissory Note between Texas Commerce Bank and the Issuer dated 3/29/96 (Filed with SEC on Form10-SB, in this Registration Statement)

10.5 Real Estate Sale and Purchase Agreement with Lease between Summit Enterprises Ltd. and Benson Laboratories Inc. dated 6/7/89 (Filed with SEC on Form 10-SB, in this Registration Statement)

10.6 Temporary Loan Agreement between the Registrant and Cindy Lagasse, dated July 11, 1997 for a maximum amount of $1,200,000 (Filed with the SEC on Form 10-SB, in this Registration Statement)

21.0 Subsidiaries of the Registrant (Filed with SEC on Form 10-SB, in this Registration Statement)

27.0 Financial Data Schedule for the period ended December 31, 1996. (Filed with the SEC on Form 10-SB, in this Registration Statement)

                                 SIGNATURE

     In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaceutical Laboratories, Inc.

Date:       April 20, 1999

By:         /s/ JERRY MCCLURE
            Jerry McClure, President